SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 411

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION DATED FEBRUARY 11, 2000

                 COMMUNICATIONS SELECT PORTFOLIO SERIES
                      JAPAN SELECT PORTFOLIO SERIES
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 2
                   COMMUNICATIONS PORTFOLIO, SERIES 6
                         JAPAN PORTFOLIO SERIES
                    SEMICONDUCTOR PORTFOLIO, SERIES 4

                                 FT 411

FT 411 is a series of a unit investment trust, the FT Series. Each of the six portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 411 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

            The date of this prospectus is February __, 2000

                            Table of Contents

Summary of Essential Information                           3
Fee Table                                                  5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  10
The FT Series                                             19
Portfolios                                                20
Risk Factors                                              22
Portfolio Securities Descriptions                         23
Public Offering                                           25
Distribution of Units                                     28
The Sponsor's Profits                                     29
The Secondary Market                                      29
How We Purchase Units                                     29
Expenses and Charges                                      29
Tax Status                                                30
Retirement Plans                                          31
Rights of Unit Holders                                    32
Income and Capital Distributions                          32
Redeeming Your Units                                      33
Removing Securities from a Trust                          34
Amending or Terminating the Indenture                     35
Information on the Sponsor, Trustee and Evaluator         36
Other Information                                         37

                      Summary of Essential Information

                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   Communications     Japan               Semiconductor
                                                                   Select Portfolio   Select Portfolio    Select Portfolio
                                                                   Series             Series              Series 2
                                                                   _______________    ____________        ________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)             1/                 1/                  1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2) $ 9.900            $ 9.900             $ 9.900
    Maximum Sales Charge of 3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)               $  .325            $  .325             $  .325
    Less Deferred Sales Charge per Unit                            $ (.225)           $ (.225)            $ (.225)
Public Offering Price per Unit (4)                                 $10.000            $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $ 9.675            $ 9.675             $ 9.675
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                               $ 9.675            $ 9.675             $ 9.675
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                       February __, 2000
Mandatory Termination Date (6)              ____________, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                   Summary of Essential Information

                                 FT 411

At the Opening of Business on the Initial Date of Deposit-February __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   Communications       Japan              Semiconductor
                                                                   Portfolio            Portfolio          Portfolio
                                                                   Series 6             Series             Series 4
                                                                   ___________         ___________         __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)              1/                  1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)  $ 9.900             $ 9.900             $ 9.900
   Maximum Sales Charge of 4.50% of the Public Offering
      Price per Unit (4.545% of the net amount invested,           $  .450             $  .450             $  .450
exclusive of the deferred sales charge) (3)
   Less Deferred Sales Charge per Unit                             $ (.350)            $ (.350)            $ (.350)
Public Offering Price per Unit (4)                                 $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $ 9.550             $ 9.550             $ 9.550
Redemption Price per Unit (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                   $ 9.550             $ 9.550             $ 9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                  February __, 2000
Mandatory Termination Date (6)                  , 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.


                           Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                        Communications          Japan                   Semiconductor
                                                        Select Portfolio        Select Portfolio        Select Portfolio
                                                        Series                  Series                  Series 2
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge                                   2.25%(b)     .225       2.25%(b)     .225       2.25%(b)     .225
                                                        ______      ______      ______      ______      ______      ______
Maximum sales charge                                    3.25%       $.325       3.25%       $.325       3.25%       $.325
                                                        ======      ======      ======      ======      ======      ======
Maximum sales charge imposed on reinvested dividends    2.25%(c)    $.225       2.25%(c)    $.225       2.25%(c)    $.225
                                                        ======      ======      ======      ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                %(d)    $               %(d)    $               %(d)    $
                                                        ======      ======      ======      ======      ======      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                      %       $               %       $               %       $
Creation and Development Fee                                %(e)                    %(e)                    %(e)
Trustee's fee and other operating expenses                  %(f)                    %(f)                    %(f)
                                                        ______      ______      ______      ______      ______      ______
  Total                                                     %       $               %       $               %       $
                                                        ======      ======      ======      ======      ======      ======

                                                        Communications          Japan                   Semiconductor
                                                        Portfolio               Portfolio               Portfolio
                                                        Series 6                Series                  Series 4
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge                                   3.50%(b)     .350       3.50%(b)     .350       3.50%(b)     .350
                                                        ______      ______      ______      ______      ______      ______
Maximum sales charge                                    4.50%       $.450       4.50%       $.450       4.50%       $.450
                                                        ======      ======      ======      ======      ======      ======
Maximum sales charge imposed on reinvested dividends    3.50%(c)    $.350       3.50%(c)    $.350       3.50%(c)    $.350
                                                        ======      ======      ======      ======      ======      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                %(d)    $               %(d)    $               %(d)    $
                                                        ======      ======      ======      ======      ======      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
   and evaluation fees                                      %       $               %       $               %       $
Creation and Development Fee                                %(e)                    %(e)                    %(e)
Trustee's fee and other operating expenses                  %(f)                    %(f)                    %(f)
                                                        ______      ______      ______      ______      ______      ______
  Total                                                     %       $               %       $               %       $
                                                        ======      ======      ======      ======      ======      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                1 Year     18 Months (g) 3 Years     5 Years
                                                __________ __________    __________  _______
Communications Select Portfolio Series          $          $             $ -         $ -
Japan Select Portfolio Series                                              -           -
Semiconductor Select Portfolio, Series 2                                   -           -
Communications Portfolio, Series 6                         N.A.
Japan Portfolio Series                                     N.A.
Semiconductor Portfolio, Series 4                          N.A.

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge of 3.25% of the Public Offering Price for each Select Portfolio Series (4.50% in the case of each Portfolio Series), and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series, which will be deducted in five monthly installments of $.045 per Unit for each Select Portfolio Series and $.07 per Unit for each Portfolio Series on the 20th day of each month (or the preceding business day if the 20th day is not a business day) from September 20, 2000 through January 19, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.50% of the Public Offering Price for each Portfolio Series. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e)The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust pays this fee based on its average daily net asset value. This fee historically had been included in the sales charge.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating the Trusts' registration statements. Historically, we paid these costs. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g)For each Select Portfolio Series, the Example represents the estimated costs incurred through each Trust's approximate 18-month life.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 411

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 411, comprised of the Communications Select Portfolio Series; Japan Select Portfolio Series; Semiconductor Select Portfolio, Series 2; Communications Portfolio, Series 6; Japan Portfolio Series; and Semiconductor Portfolio, Series 4, as of the opening of business on February __, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on February __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 411, comprised of the Communications Select Portfolio Series; Japan Select Portfolio Series; Semiconductor Select Portfolio, Series 2; Communications Portfolio, Series 6; Japan Portfolio Series; and Semiconductor Portfolio, Series 4, at the opening of business on February __, 2000 in conformity with accounting principles generally accepted in the United States.


                                        ERNST & YOUNG LLP

Chicago, Illinois
February __, 2000

                       Statements of Net Assets

                                 FT 411

At the Opening of Business on the Initial Date of Deposit-February __, 2000

                                                                      Communications     Japan              Semiconductor
                                                                      Select Portfolio   Select Portfolio   Select Portfolio
                                                                      Series             Series             Series 2
                                                                      ______________     ____________       ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)    $                  $                  $
Less liability for reimbursement to Sponsor
    for organization costs (3)                                           (   )              (   )              (   )
Less liability for deferred sales charge (4)                             (   )              (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $                  $                  $
Less maximum sales charge (5)                                            (   )              (   )              (   )
Less estimated reimbursement to Sponsor for organization costs (3)       (   )              (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========

______________

See "Notes to Statements of Net Assets" on page 9.

                          Statements of Net Assets

                                 FT 411

At the Opening of Business on the Initial Date of Deposit-February __, 2000

                                                                      Communications     Japan             Semiconductor
                                                                      Portfolio          Portfolio         Portfolio
                                                                      Series 6           Series            Series 4
                                                                      ______________     ____________      ____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)    $                  $                 $
Less liability for reimbursement to Sponsor
    for organization costs (3)                                          (   )              (   )             (   )
Less liability for deferred sales charge (4)                            (   )              (   )             (   )
                                                                      ________           ________          ________
Net assets                                                            $                  $                 $
                                                                      ========           ========          ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $                  $                 $
Less maximum sales charge (5)                                           (   )              (   )             (   )
Less estimated reimbursement to Sponsor for organization costs (3)      (   )              (   )             (   )
                                                                      ________           ________          ________
Net assets                                                            $                  $                 $
                                                                      ========           ========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 411, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.350 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on September 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through January 19, 2001. If you redeem your Units before January 19, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

                 Communications Select Portfolio Series
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              COMMUNICATIONS SERVICES
              _____________________
              T          AT&T Corp.                                                   %             $            $
              BEL        Bell Atlantic Corporation                                    %
              DT         Deutsche Telekom AG (ADR)                                    %
              WCOM       MCI WorldCom, Inc.                                           %
              QWST       Qwest Communications International Inc.                      %
              SBC        SBC Communications Inc.                                      %
              TI         Telecom Italia SpA (4)
              TEF        Telefonica S.A. (ADR)                                        %
              TMX        Telefonos de Mexico SA (ADR)

              DATA NETWORKING/COMMUNICATIONS EQUIPMENT
              ____________________________________
              ADCT       ADC Telecommunications, Inc.                                 %
              CSCO       Cisco Systems, Inc.                                          %
              CMVT       Comverse Technology, Inc.                                    %
              CNXT       Conexant Systems, Inc.
              CMTN       Copper Mountain Networks, Inc.
              JDSU       JDS Uniphase Corporation
              LU         Lucent Technologies Inc.                                     %
              NT         Nortel Networks Corporation (4)                              %
              PMCS       PMC-Sierra, Inc. (4)                                         %
              TLAB       Tellabs, Inc.                                                %
              VTSS       Vitesse Semiconductor Corporation                            %

              WIRELESS COMMUNICATIONS
              _____________________
              ERICY      L.M. Ericsson AB (ADR)
              MOT        Motorola, Inc.                                               %
              NOK        Nokia Oy (ADR)                                               %
              QCOM       QUALCOMM Incorporated                                        %
              VOD        Vodafone AirTouch Plc (ADR)                                  %
                                                                                  ______                         _________
                               Total Investments                                       100%                      $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page __.

                          Schedule of Investments

                      Japan Select Portfolio Series
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number                                                                            Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Automobiles
              _____________
              Honda Motor Co., Ltd.                                                    %            $            $
              Toyota Motor Corporation                                                 %

              Chemicals
              _____________
              Shin-Etsu Chemical Co., Ltd.                                             %

              Computer Hardware
              _____________
              Fujitsu Limited                                                          %

              Communications Equipment
              _____________
              NEC Corporation                                                          %

              Consumer Electronics
              _____________
              Matsushita Electric Industrial Company, Ltd.                             %
              Sharp Corporation                                                        %
              Sony Corporation                                                         %

              Consumer Finance
              _____________
              ACOM Co., Ltd.                                                           %

              Cosmetics
              _____________
              Fancl Corporation                                                        %

              Electrical Equipment
              _____________
              Hitachi Ltd.                                                             %

              Electronic Components
              _____________
              Citizen Electronics Co., Ltd.                                            %
              Kyocera Corporation                                                      %
              Murata Manufacturing Co., Ltd.                                           %

              Internet
              _______
              SOFTBANK Corp.                                                           %
              Yahoo Japan Corporation                                                  %

              Office Equipment
              ______________
              Canon Inc.                                                               %
              Ricoh Company, Ltd.                                                      %

              Pharmaceutical
              ______________
              Sankyo Company, Ltd.                                                     %
              Takeda Chemical Industries, Ltd.                                         %
              Yamanouchi Pharmaceutical Co., Ltd.                                      %

                       Schedule of Investments (cont'd.)

                      Japan Select Portfolio Series
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number                                                                            Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Retail
              ______
              Ito-Yokado Co., Ltd.                                                   %              $            $

              Security
              ______
              SECOM Co., Ltd.                                                        %

              Semiconductor & Semiconductor Equipment
              ________________________________
              ROHM Co., Ltd.                                                         %
              Tokyo Electron Ltd.                                                    %

              Telecommunication Services
              ____________________
              Hikari Tsushin, Inc.                                                   %
              NTT Data Corporation                                                   %
              NTT Mobile Communications Network, Inc.                                %

              Video Games & Software
              ____________________
              Konami Co., Ltd.                                                       %
              Nintendo Company Ltd.                                                  %
                                                                                  _______                        _______
                    Total Investments                                             100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page __.

                          Schedule of Investments

                Semiconductor Select Portfolio, Series 2
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Semiconductors
              ______________
              ALTR       Altera Corporation                                            %            $            $
              ADI        Analog Devices, Inc.                                          %
              AMCC       Applied Micro Circuits Corporation                            %
              BRCM       Broadcom Corporation (Class A)                                %
              CNXT       Conexant Systems, Inc.                                        %
              INTC       Intel Corporation                                             %
              LSI        LSI Logic Corporation                                         %
              LLTC       Linear Technology Corporation                                 %
              MXIM       Maxim Integrated Products, Inc.                               %
              MCHP       Microchip Technology Inc.                                     %
              MOT        Motorola, Inc.                                                %
              NSM        National Semiconductor Corporation                            %
              PMCS       PMC-Sierra, Inc. (4)                                          %
              QLGC       QLogic Corporation                                            %
              RFMD       RF Micro Devices, Inc.                                        %
              STM        STMicroelectronics NV (ADR)                                   %
              TXN        Texas Instruments, Inc.                                       %
              TQNT       TriQuint Semiconductor, Inc.                                  %
              VTSS       Vitesse Semiconductor Corporation
              XLNX       Xilinx, Inc.

              Semiconductor Equipment
              _______________________
              ASML       ASM Lithography Holding NV (4)                                %
              AMAT       Applied Materials, Inc.                                       %
              KLAC       KLA-Tencor Corporation                                        %
              NVLS       Novellus Systems Inc.                                         %
              TER        Teradyne, Inc.                                                %
                                                                                  _______                        _______
                               Total Investments                                        100%                     $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page __.

                          Schedule of Investments

                   Communications Portfolio, Series 6
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              COMMUNICATIONS SERVICES
              _____________________
              T          AT&T Corp.                                                   %             $            $
              BEL        Bell Atlantic Corporation                                    %
              DT         Deutsche Telekom AG (ADR)                                    %
              WCOM       MCI WorldCom, Inc.                                           %
              QWST       Qwest Communications International Inc.                      %
              SBC        SBC Communications Inc.                                      %
              TI         Telecom Italia SpA (4)
              TEF        Telefonica S.A. (ADR)                                        %
              TMX        Telefonos de Mexico SA (ADR)

              DATA NETWORKING/COMMUNICATIONS EQUIPMENT
              ____________________________________
              ADCT       ADC Telecommunications, Inc.                                 %
              CSCO       Cisco Systems, Inc.                                          %
              CMVT       Comverse Technology, Inc.                                    %
              CNXT       Conexant Systems, Inc.
              CMTN       Copper Mountain Networks, Inc.
              JDSU       JDS Uniphase Corporation
              LU         Lucent Technologies Inc.                                     %
              NT         Nortel Networks Corporation (4)                              %
              PMCS       PMC-Sierra, Inc. (4)                                         %
              TLAB       Tellabs, Inc.                                                %
              VTSS       Vitesse Semiconductor Corporation                            %

              WIRELESS COMMUNICATIONS
              _____________________
              ERICY      L.M. Ericsson AB (ADR)
              MOT        Motorola, Inc.                                               %
              NOK        Nokia Oy (ADR)                                               %
              QCOM       QUALCOMM Incorporated                                        %
              VOD        Vodafone AirTouch Plc (ADR)                                  %
                                                                                  ______                         _________
                               Total Investments                                       100%                      $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page __.

                          Schedule of Investments

                         Japan Portfolio Series
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number                                                                            Offering           Value per   Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Automobiles
              _____________
              Honda Motor Co., Ltd.                                                  %            $            $
              Toyota Motor Corporation                                               %

              Chemicals
              _____________
              Shin-Etsu Chemical Co., Ltd.                                           %

              Computer Hardware
              _____________
              Fujitsu Limited                                                        %

              Communications Equipment
              _____________
              NEC Corporation                                                        %

              Consumer Electronics
              _____________
              Matsushita Electric Industrial Company, Ltd.                           %
              Sharp Corporation                                                      %
              Sony Corporation                                                       %

              Consumer Finance
              _____________
              ACOM Co., Ltd.                                                         %

              Cosmetics
              _____________
              Fancl Corporation                                                      %

              Electrical Equipment
              _____________
              Hitachi Ltd.                                                           %

              Electronic Components
              _____________
              Citizen Electronics Co., Ltd.                                          %
              Kyocera Corporation                                                    %
              Murata Manufacturing Co., Ltd.                                         %

              Internet
              _______
              SOFTBANK Corp.                                                         %
              Yahoo Japan Corporation                                                %

              Office Equipment
              ______________
              Canon Inc.                                                             %
              Ricoh Company, Ltd.                                                    %

              Pharmaceutical
              ______________
              Sankyo Company, Ltd.                                                   %
              Takeda Chemical Industries, Ltd.                                       %
              Yamanouchi Pharmaceutical Co., Ltd.                                    %

                     Schedule of Investments (cont'd.)

                         Japan Portfolio Series
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number                                                                            Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)(3)                                 Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Retail
              ______
              Ito-Yokado Co., Ltd.                                                   %              $            $

              Security
              ______
              SECOM Co., Ltd.                                                        %
              Semiconductor & Semiconductor Equipment
              ________________________________
              ROHM Co., Ltd.                                                         %
              Tokyo Electron Ltd.                                                    %

              Telecommunication Services
              ____________________
              Hikari Tsushin, Inc.                                                   %
              NTT Data Corporation                                                   %
              NTT Mobile Communications Network, Inc.                                %

              Video Games & Software
              ____________________
              Konami Co., Ltd.                                                       %
              Nintendo Company Ltd.                                                  %
                                                                                  _______                        _______
                    Total Investments                                             100%                           $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page __.

                          Schedule of Investments

                    Semiconductor Portfolio, Series 4
                                 FT 411

                    At the Opening of Business on the
                Initial Date of Deposit-February __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering           Value per   Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Semiconductors
              ______________
              ALTR       Altera Corporation                                            %            $            $
              ADI        Analog Devices, Inc.                                          %
              AMCC       Applied Micro Circuits Corporation                            %
              BRCM       Broadcom Corporation (Class A)                                %
              CNXT       Conexant Systems, Inc.                                        %
              INTC       Intel Corporation                                             %
              LSI        LSI Logic Corporation                                         %
              LLTC       Linear Technology Corporation                                 %
              MXIM       Maxim Integrated Products, Inc.                               %
              MCHP       Microchip Technology Inc.                                     %
              MOT        Motorola, Inc.                                                %
              NSM        National Semiconductor Corporation                            %
              PMCS       PMC-Sierra, Inc. (4)                                          %
              QLGC       QLogic Corporation                                            %
              RFMD       RF Micro Devices, Inc.                                        %
              STM        STMicroelectronics NV (ADR)                                   %
              TXN        Texas Instruments, Inc.                                       %
              TQNT       TriQuint Semiconductor, Inc.                                  %
              VTSS       Vitesse Semiconductor Corporation
              XLNX       Xilinx, Inc.

              Semiconductor Equipment
              _______________________
              ASML       ASM Lithography Holding NV (4)                                %
              AMAT       Applied Materials, Inc.                                       %
              KLAC       KLA-Tencor Corporation                                        %
              NVLS       Novellus Systems Inc.                                         %
              TER        Teradyne, Inc.                                                %
                                                                                  _______                        _______
                               Total Investments                                        100%                     $
                                                                                  ======                         =========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on February __, 2000. Each Select Portfolio Series has a Mandatory Termination Date of ____________, 2001. Each Portfolio Series
has a Mandatory Termination Date of          , 2005.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

Page 17


                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Communications Select Portfolio Series                    $                $
Japan Select Portfolio Series
Semiconductor Select Portfolio, Series 2
Communications Portfolio, Series 6
Japan Portfolio Series
Semiconductor Portfolio, Series 4

(3)The final portfolio may contain additional Securities to those set forth above. In addition, although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolio.

(4)This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 411:

- Communications Select Portfolio Series
- Japan Select Portfolio Series
- Semiconductor Select Portfolio, Series 2
- Communications Portfolio, Series 6
- Japan Portfolio Series
- Semiconductor Portfolio, Series 4

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

Communications Select Portfolio Series and Communications Portfolio, Series 6 each consist of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, data networking/communications equipment and wireless communications.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are beginning to concentrate on more high-tech and high-growth areas such as wireless communications, the Internet, and digital technology. With Internet usage continuing to increase and the number of wireless subscribers worldwide nearly tripling over the last three years, the potential opportunities for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

Consider the following factors:

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that the number of global wireless subscriptions has grown to approximately 250 million, making it one of the fastest growing segments of the telecommunications industry.

- The growing popularity of the Internet is creating greater demand for data traffic. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The transition from copper wiring to fiber optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

Japan Select Portfolio Series and Japan Portfolio Series each consist of a portfolio of common stocks of leading Japanese companies.

Why Invest Internationally? Historically, American investors have found substantial investment opportunities right here in the United States. However, world markets are expanding, companies are growing, and trade is increasing, creating new opportunities for investors. In fact, nearly half of the world market capitalization now lies outside the United States compared to 1970 when U.S. companies represented over 65% of the world market capitalization.

Diversification is the principal advantage of overseas investing.
Historically, by diversifying beyond a single market investors have been able to reduce the volatility and enhance the returns of their portfolio over time.

Why Japan? Japan represents the second largest economy in the world. It alone accounts for approximately two thirds of all East Asian economic activity. Recent economic turmoil has forced a restructuring of a number of Japanese corporations and banks, and has forced the Japanese government to open select markets to more global trade and investments.

One of the most positive results of the restructuring has been an increase in strategic alliances between companies.

As more Japanese corporate leaders see the benefits that partnering can have on their bottom line, we believe that both merger and acquisition activity and partnerships with companies outside of Japan could increase. Foreign money is also being poured into Japanese high-growth technology industries like mobile phones and the Internet. The Internet signifies an opportunity for further restructuring by cutting out the middleman in a "middleman economy." In our opinion, increased Internet usage by both individuals and businesses has the potential to lower a company's costs and increase its overall efficiency. However, Internet access does not come cheaply in Japan. Recently, a number of companies have entered the market hoping to cut the cost of access by as much as half. By offering more affordable Internet service, these companies are attempting to make the Internet more accessible to more users.

Consider the following factors:

- International diversification is widely considered one of the best ways of reducing risk by decreasing dependency on the performance of a single economy.

- Between 1970 and 1998, Japan had one of the lowest correlations to the U.S. market of any of the major foreign markets.

- We estimate that Japan's 18 million Internet users will increase significantly by 2003. We believe that a shift to more Internet usage could help boost the Japanese economy by allowing companies to eliminate middlemen.

- The mobile-phone penetration rate is close to 50% which is almost twice the rate in America.

- Merger and acquisitions surged 343% in 1999 in Japan. This record amount is a signal of the quickening pace of deregulation and corporate restructuring in Japan.

Semiconductor Select Portfolio, Series 2 and Semiconductor Portfolio, Series 4 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong, as worldwide PC shipments increased by 28%, year-to-year in the second quarter of 1999. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. There were over 180 million cellular phones produced in 1998, topping the number of PC's and TV's currently being produced. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, the supply of chips used for Internet infrastructure is expected to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available; a simple case of supply and demand. Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants.

The build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

The following factors support our positive outlook for the semiconductor industry:

- Worldwide semiconductor sales rose to $13.4 billion in October, the highest monthly sales number in the history of the semiconductor industry, surpassing the previous record of $13.19 billion set in November of 1995.

- The Semiconductor Industry Association predicts that worldwide sales of chips will top $144 billion in 1999, as the industry enters its first sustained recovery since 1995.

- Sales to the Japan and Asia/Pacific regions declined by 19.2% and 4.4% respectively last year, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 24.6% in the Asia/Pacific region and 22.6% in Japan year-to-year through October 1999.

You should be aware that predictions stated herein for the above industries or sector may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Communications Industry. Because more than 25% of each of the Communications Portfolios are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Technology Industry. The Semiconductor Portfolios are considered to be concentrated in Securities issued by companies which are involved in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for the Year 2000 Problem will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in the Communications Portfolios and the Semiconductor Portfolios and all of the Securities in the Japan Portfolios are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner.

Japan. The Japan Portfolios are considered to be concentrated in common stocks of Japanese issuers. Global financial markets have begun to respond to a sense of increased political stability in Japan and have recognized that progress has been made in deregulation, bank and other industry sector reorganizations in recent months. However, some uncertainty remains as to the future of the governing coalition, the division of responsibility between legislative and key administrative bodies with respect to key economic and financial policies, and the effects of this division on the Japanese economy and stock market.

Japan remains in the worst recession since World War II and continues to experience, in some measure, increased unemployment, price deflation, weakened real estate prices and weak currency. In addition, structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut Japan's economic recovery.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Japan Portfolios) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Japan Portfolios would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

            Portfolio Securities Descriptions

Both the Communications Select Portfolio Series and the Communications Portfolio, Series 6 contain common stocks of the following companies:

Communications Services
_______________________

AT&T Corp., headquartered in
Bell Atlantic Corporation, headquartered in
Deutsche Telekom AG (ADR), headquartered in
MCI WorldCom, Inc., headquartered in
Qwest Communications International Inc., headquartered in
SBC Communications Inc., headquartered in
Telecom Italia SpA, headquartered in
Telefonica S.A. (ADR), headquartered in
Telefonos de Mexico SA (ADR), headquartered in

Data Networking/Communications Equipment
________________________________________

ADC Telecommunications, Inc., headquartered in
Cisco Systems, Inc., headquartered in
Comverse Technology, Inc., headquartered in
Conexant Systems, Inc., headquartered in
Copper Mountain Networks, Inc., headquartered in
JDS Uniphase Corporation, headquartered in
Lucent Technologies Inc., headquartered in
Nortel Networks Corporation, headquartered in
PMC-Sierra, Inc., headquartered in
Tellabs, Inc., headquartered in
Vitesse Semiconductor Corporation, headquartered in

Wireless Communications
_______________________

L.M. Ericsson AB (ADR), headquartered in
Motorola, Inc., headquartered in
Nokia Oy (ADR), headquartered in
QUALCOMM Incorporated, headquartered in
Vodafone AirTouch Plc (ADR), headquartered in

Both the Japan Select Portfolio Series and the Japan Portfolio Series contain common stocks of the following companies:

Automobiles
___________

Honda Motor Co., Ltd., headquartered in
Toyota Motor Corporation, headquartered in

Chemicals
_________

Shin-Etsu Chemical Co., Ltd., headquartered in

Computer Hardware
_________________

Fujitsu Limited, headquartered in

Communications Equipment
________________________

NEC Corporation, headquartered in

Consumer Electronics
____________________

Matsushita Electric Industrial Company, Ltd., headquartered in
Sharp Corporation, headquartered in
Sony Corporation, headquartered in

Consumer Finance
________________

ACOM Co., Ltd., headquartered in

Cosmetics
_________

Fancl Corporation, headquartered in

Electrical Equipment
____________________

Hitachi Ltd., headquartered in

Electronic Components
_____________________

Citizen Electronics Co., Ltd., headquartered in
Kyocera Corporation, headquartered in
Murata Manufacturing Co., Ltd., headquartered in

Internet
________

SOFTBANK Corp., headquartered in
Yahoo Japan Corporation, headquartered in

Office Equipment
________________

Canon Inc., headquartered in
Ricoh Company, Ltd., headquartered in

Pharmaceutical
______________

Sankyo Company, Ltd., headquartered in
Takeda Chemical Industries, Ltd., headquartered in
Yamanouchi Pharmaceutical Co., Ltd., headquartered in

Retail
______

Ito-Yokado Co., Ltd., headquartered in

Security
________

SECOM Co., Ltd., headquartered in

Semiconductor & Semiconductor Equipment
_______________________________________

ROHM Co., Ltd., headquartered in
Tokyo Electron Ltd., headquartered in

Telecommunication Services
__________________________

Hikari Tsushin, Inc., headquartered in
NTT Data Corporation, headquartered in
NTT Mobile Communications Network, Inc., headquartered in

Video Games & Software
______________________

Konami Co., Ltd., headquartered in
Nintendo Company Ltd., headquartered in

Both the Semiconductor Select Portfolio, Series 2 and the Semiconductor Portfolio, Series 4 contain common stocks of the following companies:

Semiconductors
______________

Altera Corporation, headquartered in
Analog Devices, Inc., headquartered in
Applied Micro Circuits Corporation, headquartered in
Broadcom Corporation (Class A), headquartered in
Conexant Systems, Inc., headquartered in
Intel Corporation, headquartered in
LSI Logic Corporation, headquartered in
Linear Technology Corporation, headquartered in
Maxim Integrated Products, Inc., headquartered in
Microchip Technology Inc., headquartered in
Motorola, Inc., headquartered in
National Semiconductor Corporation, headquartered in
PMC-Sierra, Inc., headquartered in
QLogic Corporation, headquartered in
RF Micro Devices, Inc., headquartered in
STMicroelectronics NV (ADR), headquartered in
Texas Instruments, Inc., headquartered in
TriQuint Semiconductor, Inc., headquartered in
Vitesse Semiconductor Corporation, headquartered in
Xilinx, Inc., headquartered in

Semiconductor Equipment
_______________________

ASM Lithography Holding NV, headquartered in
Applied Materials, Inc., headquartered in
KLA-Tencor Corporation, headquartered in
Novellus Systems Inc., headquartered in
Teradyne, Inc., headquartered in

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge for each Trust (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted on the 20th day of each month from September 20, 2000 through January 19, 2001.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent February 28, commencing February 28, 2001, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust subject only to that portion of the sales charge retained by the Sponsor. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of the Securities in the Japan Portfolios during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.

Dealers and other selling agents who sell Units of each Select Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales                         Additional
(in millions):                      Concession:
_________________                   ________________
$15 but less than $25               .015%
$25 but less than $40               .025%
$40 but less than $50               .050%
$50 but less than $75               .125%
$75 but less than $100              .150%
$100 or more                        .200%

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after February 28, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of each Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of each Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                         Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%

For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee has historically been included in the sales charge.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 39


                   FIRST TRUST (registered trademark)

                 COMMUNICATIONS SELECT PORTFOLIO SERIES
                      JAPAN SELECT PORTFOLIO SERIES
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 2
                   COMMUNICATIONS PORTFOLIO, SERIES 6
                         JAPAN PORTFOLIO SERIES
                    SEMICONDUCTOR PORTFOLIO, SERIES 4
                                 FT 411

                                Sponsor:

                         NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and

- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                            February __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 40


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 411 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated February __, 2000. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Communications                                              2
   Japan                                                       3
   Semiconductors                                              3

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of November 5, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Communications. An investment in Units of the Communications Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Japan. An investment in Units of the Japan Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The Japan Portfolios contain common stocks of Japanese companies trading on the Tokyo Stock Exchange (the "TSE").

Although the market for Japanese stocks traded on the First Section of the TSE is substantial in terms of trading volume and liquidity, the TSE has nonetheless exhibited significant market volatility in the past several years. The general weakness in TSE prices since 1989 has adversely affected financial institutions (including banks and insurance companies) heavily invested in the market, in turn contributing to weakness in the Japanese economy.

Reports of official improprieties, resignations and political reallignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

The Japanese economy is experiencing its worst recession since World War II in the 1990s and the economy has been largely stagnant since October 1993. Strains on the financial system in the form of non-performing loans and financial institutions and real estate companies have been one of the major causes of Japan's economic weakness. The bad debt problem has required and may continue to require disproportionate contributions by major banks, and has contributed to insolvency of several major financial institutions as well as the restriction of credit in the domestic economy. Japanese exports could be adversely affected by pressure from trading partners-particularly the United States-to improve trade imbalances.

In recent months, while the values of stocks and real estate assets have continued to stagnate, certain other aspects of the domestic economy have deteriorated. Declining consumer demand, reduced capital investment by corporations, the direct and indirect effects of weakening currencies elsewhere in Asia and other factors have adversely affected the profitability of Japanese corporations. Lenders by commercial banks has been constrained by capital adequacy consideration, leading to a credit crunch that has adversely affected borrowers dependent upon banks for financing. Certain large financial institutions have failed, contributing to instability in the financial sector. While the Government has undertaken certain measures to simulate the domestic economy and to support financial institutions, the impact of such measurers has been limited.

Technology. An investment in Units of the Semiconductor Trusts should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

                           MEMORANDUM

                           Re:  FT 411

     The only difference of consequence (except as described below) between FT 395, which is the current fund, and FT 411, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 395 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 411 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 11, 2000.

                           FT 411
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        February 11, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**


___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 411 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5